EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

March 9, 2022

AVINO REPORTS DRILL RESULTS AT LA POTOSINA INCLUDING 668 G/T AgEq OVER 2.95 METRES

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce drill results from the La Potosina area of the Avino property.

The 2021 drill program included 2,400 metres of drilling at La Potosina. An area of the Avino property that has been known to host high-grade, low sulphidation style mineraliation similar to that encountered at Avino’s San Gonzalo Mine. The La Potosina area is only 3 kilometres from the San Gonzalo Mine and just 5 kilometres from the mill facilities at the Avino Mine.

Following Up on Historic Data Which Returned 2,737 g/t AgEq Over 0.40 Metres Within 329 g/t AgEq Over 6.30 Metres

Just over 10 years ago drilling at La Potosina identified near surface structure similar to the San Gonzalo Vein and was continuous for 300 metres and had a vertical extension of 1,000 metres.  A recent surface rights agreement was reached in early 2021 with the local landowner and as a result this area has become a high priority for Avino.

Highlights from the 2021 drill program are as follows:

Hole LP-21-06 from 333.05m to 337.45m returns 4.40 metres at 270 g/t Ag, 2.5% Zn and 0.9% Pb (463 g/t AgEq)

Including 333.05m to 333.25m returns 0.20 metres at 1,257 g/t Ag, 4.4% Zn and 2.8% Pb (1,641 g/t AgEq)

Including 335.55m to 335.90m returns 0.35 metres at 510 g/t Ag, 5.0% Zn and 2.2% Pb (918 g/t AgEq)

Including 335.90m to 336.35m returns 0.45 metres at 406 g/t Ag,4.2% Zn and 1.3% Pb (717 g/t AgEq)

Hole LP-21-07 from 151.70 to 154.65 returns 2.95 metres at 617 g/t Ag and 0.40 g/t Au (668 g/t AgEq)

Drill results are located in a table at the end of this release and includes historical data.

Our 2022 plans include an additional 40 holes with 6,000 metres of drilling.

"We are excited to continue exploring the La Potosina area and I want to commend our personnel on site who were able to negotiate the surface rights agreement,” said David Wolfin, President and CEO. “Following our exploration strategy discussed previously, La Potosina factors in prominently as one of our high-grade, near surface targets. This target has the potential to supplement our current feed to the mill in the near to medium term. We are excited to continue exploring this area and it will be a focus for our 2022 exploration plans.”

La Potosina Vein

The La Potosina Vein is a typical low-sulfidation epithermal structure and is similar to the San Gonzalo Vein previously mined at the San Gonzalo Mine. The La Potosina Vein is NW-trending and dips towards the southwest. The vein consists of multiple quartz phases, with adularia, rhodonite, disseminated pyrite, arsenopyrite, as well as base metal sulfides such as galena and sphalerite, and chalcopyrite occurs as a minor component and becomes more prominent with increasing depth below surface. Higher silver grades in the La Potosina Vein appear to occur at elevations 2,100 metres above sea level. The silver minerals consist of silver sulfosalts such as pyrargyrite and proustite that commonly form in low temperature environments and some minor argentite. Abundant galena (associated with silver and sphalerite) are present in Hole LP-21-06, at a relatively low elevation of 1,900 metres above sea level, suggesting a source in the base sulfide zone.

The ongoing exploration model will focus on verifying the continuity of the vein along strike trending NW at elevations above 2,100 metres while looking for favorable dilation structures in the northwest.

March 9, 2022 - Avino Silver & Gold Mines Ltd. – News Release

Table 1: La Potosina 2021 Drill Summary

Hole Number	From	To	Length (m)	True width (m)	Au G/T	Ag G/T	Cu (PPM)	Pb (PPM)	Zn (PPM)	AgEq G/T
LP-21-01	221.70	223.90	2.20	1.55	0.29	50	448	2,923	5,186	115
including	222.70	223.35	0.65		0.41	62	666	4,622	10,000	168
LP-21-02	363.45	366.30	2.85	0.81	0.07	25	81	707	1,243	41
including	363.95	364.45	0.50		0.11	81	163	1,220	2,220	107
LP-21-03	243.40	246.00	2.60	1.56	0.30	117	971	4,551	7,387	206
including	243.40	243.55	0.15		0.03	349	4,350	969	1,160	418
LP-21-04	208.35	213.00	4.65	3.90	0.36	54	335	2,423	5385	121
including	208.35	208.65	0.30		0.77	91	588	20,000	42,100	435
LP-21-05	256.90	260.75	3.85	2.85	0.10	23	243	1,820	2,678	54
including	257.05	257.15	0.10		0.18	83	1,530	13,500	40,400	359
LP-21-06	333.05	337.45	4.40	1.70	0.09	270	2,564	8,962	24,915	463
including	333.05	333.25	0.20		0.09	1,257	4,840	27,600	43,800	1,641
including	335.55	335.90	0.35		0.08	510	6,070	21,800	50,400	918
including	335.90	336.35	0.45		0.07	406	4,450	12,900	41,900	717
LP-21-07	151.70	154.65	2.95	2.87	0.40	617	429	1,250	1,656	668
LP-21-08	181.80	185.70	3.90	2.57	0.39	106	1,008	2,254	7,015	192
including	181.80	182.85	1.05		0.33	175	2,680	881	1,120	245
LP-21-09	84.65	85.50	0.85	0.85	1.10	283	333	755	1,397	384
including	84.95	85.50	0.55		0.97	410	497	659	354	498

1.AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

Table 2: Historic holes – LP-11-05 to LP-11-09

Hole Number	From	To	Length (m)	True width (m)	Au G/T	Ag G/T	Cu (PPM)	Pb (PPM)	Zn (PPM)	AgEq G/T
LP-11-05	120.80	124.35	3.55	3.50	0.44	107	121	748	7,863	183
including	120.80	121.50	0.70		1.12	220	180	1,682	4,350	339
LP-11-06	129.40	135.95	6.55	6.00	0.45	218	400	1,239	3,250	280
including	129.40	130.25	0.85		0.87	594	871	700	364	679
including	131.25	131.85	0.60		0.09	731	1,757	404	586	766
LP-11-07	91.55	92.25	0.70	0.65	1.45	231	233	1,206	3,808	372
LP-11-08	79.65	86.00	6.35	6.30	0.12	305	219	861	1,935	329
including	80.90	81.30	0.40		0.29	2,644	1,197	4,498	7,627	2,737
LP-11-09	117.50	120.55	3.05	2.80	0.09	108	92	754	2,099	129

1.AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

March 9, 2022 - Avino Silver & Gold Mines Ltd. – News Release

Sampling and Assay Methods

Following detailed geological and geotechnical logging, drill core samples are sawed in half. One half of the core is submitted to SGS Laboratory facility in Durango, Mexico, and the other half is retained on-site for verification and reference. Gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 grams/tonne gold are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values exceeding 10,000 ppm (1%) are-assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne.

Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

The sampling and assays methods for the historical data at La Potosina from 2011 was submitted to Inspectorate lab, (as it was formally known, and is currently named Bureau Veritas), a facility in the City of Durango and used the diamond core sampling method.

Qualified Person(s)

Avino's projects in Durango, Mexico are under the geoscientific oversight of Michael F. O’Brien, P.Geo., Senior Principal Consultant, Red Pennant Communications, and under the supervision of Peter Latta, P.Eng, Avino’s VP, Technical Services, who are both qualified persons within the context of NI 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

On Behalf of the Board

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.